                                                                       Exhibit 1

--------------------------------------------------------------------------------






                            [GREAT LAKES POWER LOGO]


                            ANNUAL INFORMATION FORM
                                  MAY 21, 2002







--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


THE COMPANY                                                                   1

BUSINESS OF THE COMPANY                                                       1

DEVELOPMENT OF THE BUSINESS                                                   3

GREAT LAKES POWER LIMITED                                                     4

GREAT LAKES HYDRO INCOME FUND                                                 6

OTHER POWER OPERATIONS                                                        8

OTHER BUSINESS OPERATIONS                                                    12

POWER GENERATION OUTLOOK                                                     12

POWER GENERATING FACILITIES                                                  16

INVESTMENT ACTIVITIES                                                        17

FINANCING ARRANGEMENTS                                                       18

ENVIRONMENTAL MANAGEMENT                                                     18

CAPITAL BASE AND DIVIDEND POLICY                                             20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS                              20

CONSOLIDATED FINANCIAL INFORMATION                                           21

QUARTERLY OPERATING RESULTS                                                  22

DIRECTORS AND OFFICERS                                                       22

SUBSIDIARIES                                                                 23

ADDITIONAL INFORMATION                                                       24




--------------------------------------------------------------------------------
ANNUAL INFORMATION FORM

                            [GREAT LAKES POWER LOGO]

                                   THE COMPANY

Great Lakes Power Inc. was formed on March 2, 2001 by the amalgamation under the Business Corporations Act (Ontario) of Great Lakes Power Inc. and a subsidiary of Brascan Corporation ("Brascan"), pursuant to a going-private transaction approved by the shareholders of Great Lakes Power Inc. on February 28, 2001. References to the "Company" or "Great Lakes" include Great Lakes Power Inc. and its predecessors and subsidiaries unless otherwise indicated or unless the context otherwise requires.

The registered and principal office of Great Lakes is BCE Place, 181 Bay Street, Suite 4400, P.O. Box 762, Toronto, Ontario M5J 2T3. Great Lakes is wholly owned, directly and indirectly, by Brascan. Unless otherwise indicated, the information appearing herein is stated as at December 31, 2001 and all dollar amounts are in Canadian dollars.

                             BUSINESS OF THE COMPANY

The primary business of Great Lakes and its subsidiaries is the development and management of electricity generating facilities in Canada and the United States. These operations employed approximately 300 people at May 21, 2002. Great Lakes also holds a portfolio of financial investments.

Great Lakes is one of the largest privately owned power companies in Ontario. It is also one of the lowest-cost electricity producers in Ontario and among the lowest-cost producers in North America. Great Lakes conducts its power business primarily through three operating groups:

GREAT LAKES POWER LIMITED, a wholly owned integrated hydroelectric power generation, transmission and distribution system based in Sault Ste. Marie, Ontario.

GREAT LAKES HYDRO INCOME FUND (the "Income Fund"), an unincorporated open-ended trust in which Great Lakes owns 50% of the units. The Income Fund owns a 100% interest in the Maclaren Power hydroelectric generation and transmission system in western Quebec; a 50% interest in the Powell River Energy hydroelectric facilities in southwestern British Columbia; a 100% interest in the Great Northern Energy hydroelectric facilities in northern Maine; and, as of May 17, 2002, a 100% interest in the Mississagi Power hydroelectric facilities in northern Ontario.

OTHER POWER OPERATIONS include the following: a 50% interest in the Lake Superior Power natural gas-fired cogeneration plant in Sault Ste. Marie, Canada; a 65% interest in the Valerie Falls Power hydroelectric station in northwestern Ontario; a 100% interest in the Pontiac Power hydroelectric facilities in western Quebec; and a 75% residual interest in the Louisiana HydroElectric Power hydroelectric station and flood and sediment control facility in Louisiana.

The following table sets forth selected financial information with respect to Great Lakes as at and for the five years ended December 31, 2001:


--------------------------------------------------------------------------------
millions except per share amounts    2001     2000     1999     1998     1997
--------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                       $2,930   $2,642   $2,405   $2,256   $2,236
Debt                                1,152    1,002      890      816      762
Capital base:
   Convertible debentures             248      248      248      248      248
   Common shares                    1,051    1,001      968      936      913
                                   ------------------------------------------
                                    1,299    1,249    1,216    1,184    1,161
REVENUE AND NET INCOME
Gross revenues                     $  374   $  361   $  286   $  292   $  292
Net income                            131      116      113      104      122(3)
Net income per common share(1,2)   $ 1.04   $ 0.92   $ 0.90   $ 0.83   $ 0.97(3)
Dividends per common share(2)      $ 0.64   $ 0.64   $ 0.64   $ 0.64   $ 0.64
--------------------------------------------------------------------------------

(1)  Fully diluted.
(2) Amounts for 1997 have been restated to reflect the two-for-one stock split announced in March 1998.
(3) Income for 1997 includes a net investment gain of $12.5 million or $0.10 per share on the sale of common shares of Brascan Limited, a predecessor of Brascan.



--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                         1

Over the past five years, Great Lakes has not incurred any extraordinary income or expense items, nor has it made any acquisitions requiring full consolidation of results, other than the following: Hydro-Pontiac Inc. ("Pontiac Power"), which was acquired in December 1996; and the Income Fund, in which 40% of the units were acquired in 1999 and a further 10% in 2000.

Operating statistics for the Company's power operations as at and for the five years ended December 31, 2001 are shown below:

--------------------------------------------------------------------------------
                                            2001    2000    1999    1998    1997
--------------------------------------------------------------------------------
INSTALLED CAPACITY (megawatts)
 Great Lakes Power Limited                   331     327     321     313     302
 Maclaren Power                              238     238     238      --      --
 Powell River Energy                          82      --      --      --      --
 Lake Superior Power                         110     110     110     110     110
 Valerie Falls Power                          10      10      10      10      10
 Pontiac Power                                28      28      28      28      28
 Louisiana HydroElectric Power               192     192     192     192     192
--------------------------------------------------------------------------------
  TOTAL                                      991     905     899     659     646
================================================================================

ELECTRICITY GENERATION (gigawatt hours)
 Great Lakes Power Limited                 1,300   1,369   1,503     969   1,484
 Maclaren Power (1)                        1,224   1,554   1,452      --      --
 Powell River Energy (2)                     363      --      --      --      --
 Lake Superior Power (3)                     881     852     843     820     840
 Valerie Falls Power                          51      51      51      16      45
 Pontiac Power                               194     217     205     166     193
 Louisiana HydroElectric Power               755     538     810   1,074   1,046
--------------------------------------------------------------------------------
  TOTAL                                    4,768   4,581   3,604   3,045   3,608
================================================================================

(1) Acquired in November 1999. Only Maclaren Power's electricity generation for the last 43 days of 1999 of 191 GWh are included in the Company's totals for that year.

(2) Acquired February 2, 2001. Power generation shown for 2001 is for the 11 months since acquisition.

(3)  Includes electricity equivalents of contracted gas sales.


Summary information on the Company's power operations as at May 21, 2002 is shown below:


-----------------------------------------------------------------------------------------------
                                                     Generating      Generating     Installed
                                         Ownership    Stations          Units        Capacity
-----------------------------------------------------------------------------------------------
                                                                                    (megawatts)
GREAT LAKES POWER LIMITED                  100%          12              22              331

GREAT LAKES HYDRO INCOME FUND (50%)
 Maclaren Power, Quebec                    100%           3              10              238
 Powell River Energy, British Columbia      50%           2               7               82
 Great Northern Energy, Maine(1)           100%           6              31              126
 Mississagi Power, Ontario(2)              100%           4               8              488

OTHER POWER OPERATIONS
 Lake Superior Power, Ontario               50%           1               3              110
 Valerie Falls Power, Ontario               65%           1               2               10
 Pontiac Power, Quebec                     100%           2               7               28
 Louisiana HydroElectric Power              75%(3)        1               8              192
-----------------------------------------------------------------------------------------------
TOTAL                                                    32              98            1,605
-----------------------------------------------------------------------------------------------

(1)  Acquired February 2002.
(2)  Acquired May 2002.
(3)  Residual interest




--------------------------------------------------------------------------------
2                                                        ANNUAL INFORMATION FORM

                           DEVELOPMENT OF THE BUSINESS

The Company's primary emphasis since 1990 has been the development and expansion of its power generating business. In 1992, the Company's name was changed from Great Lakes Group Inc. to its present name, Great Lakes Power Inc., to reflect this business emphasis.

In 1990, Louisiana HydroElectric Power completed construction of the 192 MW Sidney A. Murray, Jr. generating station and flood and sediment control facility, located on a diversion of the Mississippi River near Vidalia, Louisiana. The station started producing electrical power that year.

In 1992, Lake Superior Power commenced construction of a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario, which was completed and started producing electrical power in 1993.

In 1993, the Company entered into a partnership to develop a 10 MW hydroelectric generating station near Valerie Falls on the Seine River in northwestern Ontario. The Valerie Falls Generating Station started producing electrical power in late 1994 and was officially opened in 1995.

In 1996, the Company acquired Highvale Power, which owns coal properties in Alberta and sells coal, under long-term royalty agreements, to TransAlta Utilities Corporation as fuel for its thermal generating stations. In 1996, it also acquired Pontiac Power, which owns two hydroelectric generating stations in western Quebec with a combined generating capacity of 28 MW.

In March 1998, the Company implemented a two-for-one stock split, which increased the number of the Company's common shares from 50,696,967 to 101,393,934. All share and per share information in this Annual Information Form for periods prior to 1998 reflects this share split on a retroactive basis. In June 1998, the Company issued US $105 million of 6.57% Series 4 First Mortgage Bonds due June 2003.

In July 1999, Great Lakes increased its residual ownership interest in Louisiana HydroElectric Power from 50% to 75% for an aggregate consideration of $70 million. In August 1999, Great Lakes issued US $200 million of 8.3% Notes maturing March 1, 2005. The proceeds were used in part to repay US $125 million of 8.9% Notes which came due on December 1, 1999.

In November and December 1999, Great Lakes acquired a 40% interest in Great Lakes Hydro Income Fund, which was established at that time to acquire the Maclaren Power hydroelectric power generation, transmission and distribution system in western Quebec, for an aggregate purchase price of $89 million. In May 2000, Great Lakes increased its ownership of the Income Fund from 40% to 50% for $22 million.

In 2000, Great Lakes announced a $500 million capital investment program as part of a business plan to double the earnings from its power business by 2005. This plan includes the development and acquisition of hydroelectric generating facilities in Canada and the United States.

In December 2000, the Company's major shareholder, Brascan, announced a going private transaction for Great Lakes, which was approved by the Company's shareholders at a Special Meeting held on February 28, 2001. Pursuant to this offer, Brascan acquired the outstanding 4.3 million publicly held common shares of Great Lakes in exchange for approximately $250,000 in cash and 3.9 million Class A Limited Voting Shares of Brascan. The successor private company established on March 2, 2001 carries on the affairs of the Company under the name Great Lakes Power Inc. As a result of this transaction, the Company is no longer listed on the Toronto Stock Exchange or on any other public securities market. The Company, however, continues as a reporting issuer in Canada and the United States since it has issued public debt in the United States.

On February 2, 2001, the Company acquired, through the Income Fund, a 50% interest in Powell River Energy in British Columbia, which owns two hydroelectric stations with an aggregate installed capacity of 82 MW and related transmission facilities having a total cost of $113 million.

During 2001, construction commenced on two new hydroelectric generating stations, the 45 MW High Falls redevelopment in northern Ontario and the 30 MW Pingston Creek station in British Columbia, both of which are expected to be completed in the latter part of 2002.

On February 1, 2002, the Company acquired, through the Income Fund, the Great Northern Energy system in northern Maine for US$156.5 million. This system includes six hydroelectric generating stations with a combined generating capacity of 126 MW and related transmission facilities.




--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                         3

On May 1, 2002, the electricity market in Ontario opened to competition. As a result, Great Lakes' power purchase agreement with Ontario Power Generation Inc. ("OPG") terminated.

On May 17, 2002, the Company acquired, through the Income Fund, four hydroelectric generating stations located on the Mississagi River in northern Ontario with a combined generating capacity of 488 MW from OPG for $340 million.

                            GREAT LAKES POWER LIMITED

OVERVIEW

Great Lakes' integrated hydroelectric generation, transmission and distribution system in northern Ontario, which is held through wholly owned Great Lakes power Limited ("GLPL"), supplies electricity directly and indirectly to the city of Sault Ste. Marie and other communities in Algoma District ("Algoma"). GLPL generates electricity from its 12 wholly owned hydroelectric generating stations, which are located on the St. Mary's, Montreal, Michipicoten and Magpie Rivers and have a total installed capacity of 331 MW. Up until May 1, 2002, these stations generated, on average, approximately 65% of the power required to meet the historical needs of GLPL's customers and the balance of the electrical power required to serve these customers was purchased from OPG, formally part of Ontario Hydro. Following the opening of Ontario's electricity market to competition on May 1, 2002, GLPL as a local distributor is required to deliver power within its service area, which is supplied from Ontario's spot market. GLPL's own power generation output can be sold into the spot market in Ontario, into neighbouring competitive electricity markets or under bilateral contracts.

GLPL's 12 generating stations are operated by remote control through fibre-optic cable and microwave from a control centre in Sault Ste. Marie. Power generated is distributed through a network of substations and transmission lines built, owned and maintained by Great Lakes. Substations on each river system are linked by 449 miles of 115 and 230 kilovolt ("kV") transmission lines. The system is interconnected with the Ontario power grid at Wawa, Ontario, and via two 230 kV transmission lines at Mississagi, Ontario, 46 miles east of Sault Ste. Marie. GLPL supplies electricity to its direct customers through 1,064 miles of distribution lines. GLPL employs 119 people.

DEVELOPMENT OF THE SYSTEM

Directly and through predecessor companies, GLPL has provided hydroelectric power to Sault Ste. Marie and surrounding areas in Algoma since 1916 when hydroelectric power was first developed on the St. Mary's River. The people of Sault Ste. Marie and Algoma voted in 1928 to retain GLPL as a private electricity supplier. GLPL later acquired and developed power generating sites on Michipicoten, Montreal and Magpie Rivers to become the sole supplier of power in the Algoma district. Since the 1920s, GLPL's customers have repeatedly renewed its franchise, based on its record of providing reliable and competitively price hydroelectric power.

MARKET FOR SERVICES

As of December 31, 2001, GLPL provided electric power to 11,566 customers directly and 32,200 customers indirectly via PUC Inc. (formerly the Sault Ste. Marie Public Utilities Commission), which accounted for approximately 32% of the system's gigawatt hour power sales in 2001. Two industrial customers, Algoma Steel Inc. and St. Marys Paper, both located in Sault Ste. Marie, accounted for 35% and 17%, respectively, of GLPL's gigawatt hour power sales in 2001. The system also supplied power directly to commercial, industrial and residential customers in areas of Algoma north and east of Sault Ste. Marie, which together accounted for 16% of gigawatt hour sales in 2001.

Power sales to the system's main customers prior to market opening are shown below for the two years ended December 31, 2001:

--------------------------------------------------------------------------------
gigawatt hours                          2001                          2000
--------------------------------------------------------------------------------
PUC Inc.                                 719                             722
Algoma Steel                             805                             821
St. Marys Paper                          385                             396
Other customers                          368                             370
--------------------------------------------------------------------------------
                                       2,277                           2,309
--------------------------------------------------------------------------------

Following the opening of the Ontario electricity market to competition on May 1, 2002, St. Marys Paper and PUC Inc. continue to be bilateral customers of GLPL. GLPL also continues to deliver power to its historical service area through its distribution division.



--------------------------------------------------------------------------------
4                                                        ANNUAL INFORMATION FORM

It is expected that the GLPL hydroelectric system will continue to provide a relatively stable level of earnings for Great Lakes. However, income is affected by fluctuations in water levels resulting from changes in the amount of precipitation in its watershed area. Over the longer run, changes in Ontario's electricity market may give rise to new and different sources of income for GLPL, including revenues from its transmission and distribution operations which are more stable, since they are independent of water conditions and subject to a new regulatory regime.

PRODUCTIVITY AND RELIABILITY

GLPL's power generating management system identifies the system's most cost-efficient generators for use at any given time to make best use of available water resources. In 1999, the Company completed the installation of a new supervisory control and data acquisition system with state-of-the-art capabilities for system monitoring and energy management. The productivity gains from these systems, and further planned improvements to its system controls should enable the Company to maintain its position as a low-cost generator of electricity.

Microprocessor and fibre-optic-based relay and tele-control systems are used to operate the system's stations. Above-grade fibre-optic cables have been installed for the generating stations on the Michipicoten and Montreal Rivers. This technology has improved the efficiency of the system's generating facilities and reliability of its transmission and distribution wires.

GLPL has a comprehensive maintenance program to extend the operating life of its generating facilities and to maintain unit efficiency. This program includes annual examinations of major items of equipment, intensive reviews of dams, weirs and spillways every four to five years, and complete overhauls of generating units as required.

GLPL's returbining program, which started in 1996, continued in 2001 with the repowering of two generating units at the McPhail generating station on the Michipicolen River, which added 4 MW of capacity to these stations. This work included replacing the original turbine runners with new runners that are designed to optimize efficiency and output while resisting cavitation. Along with related improvements, this returbining program has added a total of 32 MW of capacity, increasing the GLPL system's total installed capacity to 331 MW.

WATER POWER LEASES

An Order-in-Council of the Province of Ontario permitting the use in perpetuity of 20,000 cubic feet of water per second from the St. Mary's River was issued to a predecessor company in 1919. In addition, pursuant to an Order-in-Council passed on December 20, 1978, Great Lakes entered into a water power agreement with the Province of Ontario for a term of 40 years, commencing September 1, 1982 and ending August 31, 2022, which provides for the use of additional water from the St. Mary's River, to an amount not to exceed the amount approved for diversion for power purposes by the International Joint Commission, the commission responsible, among other things, for governing international boundary waters.

Great Lakes has entered into water power lease agreements with the Province of Ontario providing for water rights for GLPL's eight generating stations located on the Montreal and Michipicoten Rivers. These agreements extend or are renewable to the year 2002. The leases allow the use of the water flow in the river systems used by Great Lakes to generate power. In 2002, Great Lakes successfully concluded negotiations for a further 30-year term on these leases. Great Lakes has also entered into waterpower lease agreements, which expire in 2020, providing for water rights for its three generating stations located on the Magpie River.

DEVELOPMENT OPPORTUNITIES

The former Ontario Hydro, as part of its energy conservation efforts, applied time-of-use billing, which effectively places premium rates on electricity generated during peak periods. This benefits the operation of GLPL, since its reservoirs can store water during periods of low power demand and release water for power generation in peak periods when higher rates apply. This method of billing also presents a number of development and redevelopment possibilities.

Studies made of the development potential of the Company's four northern Ontario river systems have indicated a number of projects which could add up to 100 MW of additional peaking capacity. These include the development of a new 45 MW hydroelectric generating station to replace the existing 27 MW facility at the High Falls site on the Michipicoten River. Construction of this $75 million project commenced in the second quarter of 2001 for expected completion in the fourth quarter of 2002.

The potential also exists for a pumped storage facility to increase the on-peak generation of the Montreal River system. In this project, water would be pumped during off-peak hours from Lake Superior to the Gartshore reservoir, located within two miles of the lake. It would then be pumped to the MacKay reservoir, and stored there to replace water used



--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                         5
during on-peak hours. In its initial stage, this facility could add approximately 40 MW to the Montreal River system's peak generating capacity, with a potential of more than 500 MW of additional capacity.

Permitting and preliminary engineering are under way for a $25 million high-voltage transmission interconnection with utilities in the adjacent US states of Michigan and Wisconsin. This involves building transmission lines with a capacity of up to 300 MW at 230 kilovolts linking Ontario and these utilities. This interconnection would greatly enhance the feasibility of the proposed Montreal River pumped storage facility and other expansions to the system, and would provide the physical connections to enable the Company to sell its power in the United States.

                          GREAT LAKES HYDRO INCOME FUND

Great Lakes owns a 50% interest in Great Lakes Hydro Income Fund, an unincorporated open-ended trust created in 1999. The Income Fund's units are listed for trading on the Toronto Stock Exchange. Great Lakes acquired a 40% interest in the Income Fund in November and December of 1999 for $89 million and increased this interest to 50% in May 2000 for $22 million. Great Lakes maintained its 50% interest in the Income Fund following a public offering of 11,286,000 units of the Income Fund in December 2001. On May 10, 2002, the Income Fund filed a preliminary prospectus for the issue of 14,700,000 units. The Company intends to purchase 50% of the issued units and thereby maintain its 50% ownership interest in the Income Fund. The other units in the Income Fund are currently held by the public.

The Income Fund's four operations are the wholly owned Maclaren Power system in Quebec, a 50% interest in Powell River Energy in British Columbia, the wholly owned Great Northern Energy system in Maine, and the wholly owned Mississagi Power system in northern Ontario.

MACLAREN POWER

OVERVIEW

The Maclaren Power hydroelectric generation, transmission and distribution system ("Maclaren Power") is located in western Quebec on the Lievre River system, a tributary of the Ottawa River. Maclaren Power was developed by James Maclaren Industries Inc. ("James Maclaren Industries"), a subsidiary of Nexfor Inc. ("Nexfor"), to service the electricity needs of its pulp and paper operations and other industrial customers. In 1999, Nexfor sold Maclaren Power to the Income Fund, retaining 21% of the units in the Fund, which it sold in May 2000.

Maclaren Power's production base consists of three generating stations on the Lievre River having a combined generating capacity of 238 MW. The 105 MW Masson station is located in the town of Masson-Angers just north of the Ottawa River and 18 miles east of the City of Hull. The Masson Station is the operating centre for the Maclaren Power system and, since 1998, for the two Pontiac Power stations. The 38 MW Dufferin station is located in the City of Buckingham three miles upstream. One generating unit at the Dufferin Station is scheduled for returbining in 2001. The uppermost station on the river, the 95 MW High Falls plant, is located 24 miles north of the Ottawa River.

Water for these power stations is stored primarily at three reservoirs located upstream on the Lievre River and two of its tributaries, which are owned and operated by the Government of Quebec. The system also includes five substations and approximately 30 miles of 120 kV transmission lines. These have four interconnections with the Quebec power grid and two with the Ontario power grid. During 2000, the power interconnection at Masson, Quebec was upgraded and expanded from 240 MW to 400 MW.

PROJECT AGREEMENTS

In 1999, Great Lakes entered into a Power Agency and Guarantee Agreement ("PAGA") with the Income Fund, expiring in 2019, under which Great Lakes guarantees that the Income Fund will receive the guaranteed price for all electricity produced and delivered by the Maclaren Power system, except in certain limited circumstances. The guaranteed price was initially set at (i) $37.00 per megawatt hour ("MWh") for 1,065,000 MWh of electricity in any given year, and (ii) $30.00 per MWh for electricity in excess of 1,065,000 MWh in any given year. Commencing January 1, 2001, the guaranteed price is subject to an annual adjustment equal to the lesser of 3% or 40% of the increase in the Consumer Price Index during the previous year. Great Lakes acts as the Income Fund's exclusive agent in respect of sales of electricity and provides sales, scheduling, dispatching and transmission services.

Under the PAGA, a hydrology reserve credit facility is provided by Great Lakes to the Income Fund to a maximum amount of $15 million in order to levelize cash distributions to Income Fund unit holders as a consequence of changes in hydrology from year to year. The facility is available for a period ending on the earlier of (i) November 18, 2014, and (ii) the date of the sale of all or substantially all of the power system. The Income Fund is entitled to draw up to $5 million per year for such purposes. The facility is unsecured, bears interest at the prime rate of a Canadian chartered bank plus 2% and is repayable solely from excess revenues of the Income Fund in years when electricity


--------------------------------------------------------------------------------
6                                                        ANNUAL INFORMATION FORM
generated and delivered by the power system exceeds 1,418 GWh per annum or upon the sale of all or substantially all of the Maclaren power system.

In 1999, Great Lakes entered into a Management, Operations and Maintenance Agreement with the Income Fund expiring in 2019, to operate and maintain the Maclaren Power system in accordance with prudent business practice and an approved annual operating plan. In addition, Great Lakes provides the Income Fund with certain administrative and support services. These services are provided through Maclaren Energy Inc. ("Maclaren Energy"), a wholly owned subsidiary of Great Lakes that employs 80 people.

Under a Hydraulic Power Lease with the Government of Quebec expiring in 2019, the Income Fund is the lessee of certain publicly owned hydraulic rights on the Lievre River and also holds the right to have water stored in the three upstream reservoirs.

In April 2000, the Income Fund completed the offer of $100 million of First Mortgage Bonds, pursuant to a private placement, with the proceeds used to repay a bridge loan provided by Nexfor. The offering consisted of three series: (i) $50 million of 7.33% Series 1 Bonds due 2005; (ii) $25 million of 7.55% Series 2 Bonds due 2010; and (iii) $25 million of 7.78% Series 3 Bonds due 2015.

POWELL RIVER ENERGY

OVERVIEW

Powell River Energy Inc. ("Powell River Energy") is a Canadian corporation owned 50% by the Income Fund, through its wholly owned affiliate, the Powell River Energy Trust, and 50% by Pacifica Paper Inc. ("Pacifica Paper"), both on a fully diluted basis. In February 2001, Powell River Energy acquired from Pacifica Paper two hydroelectric generating stations with a combined generating capacity of 82 MW and related transmission facilities located in city of Powell River, British Columbia, for a total consideration of $113 million and assumption of a future income tax liability.

The Powell River Energy facilities were built to provide electricity for the pulp and paper operations of Pacifica Paper and its predecessors in the City of Powell River, which is located on the west coast of the British Columbia mainland approximately 100 miles north of the city of Vancouver. Its production base consists of two generating stations containing seven generating units with a total installed capacity of 82 MW and an average annual generation of 520 GWh.

The Powell River generating station comprises three powerhouses containing five generating units located in the town of Powell River. The Lois Lake generating station consists of one powerhouse containing two units located 10 miles south of the Powell River facilities. Water for these stations is stored in two large lakes created by the dams of the two facilities: Powell Lake, which is approximately 26 miles in length; and Lois Lake, which together with three interconnected lakes is approximately 10 miles in length. These lakes have a total usable water storage of 432,353 cfs days. Power from the Lois Lake station is delivered, via 12 miles of transmission lines owned by Powell River Energy, to a distribution system in Powell River. These facilities are also interconnected to the British Columbia power grid.

PROJECT AGREEMENTS

All of the energy generated by Powell River Energy is sold to Pacifica Paper pursuant to a 10-year "take or pay" agreement dated January 31, 2001. Pacifica Paper must purchase all the energy delivered on a first priority basis before purchasing or otherwise receiving any other energy for its mill. Pacifica Paper is restricted from selling or using the energy from the power facilities other than at its mill. Pacifica Paper pays $34.95 per MWh, increasing annually by an amount equal to 20% of the increase in the Consumer Price Index for the year. Powell River Energy may make the electricity generated by the power facilities available to others if it is not otherwise needed in the ordinary course of the mill's business.

Powell River Energy has also entered into an Operations and Maintenance Agreement with Maclaren Power Services Management Inc., an indirect wholly owned subsidiary of Great Lakes, to operate and maintain the Powell River Energy facilities in accordance with prudent business practice and an approved annual operating plan.

GREAT NORTHERN ENERGY

OVERVIEW

On February 1, 2002, the Income Fund acquired an integrated hydroelectric generating and distribution system located in northern Maine ("Great Northern Energy") from Great Northern Paper Inc. ("Great Northern Paper") for US$156.5 million. This system is owned by the Income Fund through GNE Trust, a Quebec trust, and GNE LLC, a limited liability Delaware corporation. Great Northern Energy employs 13 people.

The system's generating facilities include six hydroelectric stations containing 31 generating units with an aggregate installed capacity of 126 MW. These include the Weldon station (18.1 MW) located on the main Penobscot River, and

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five stations located on the West Branch of the Penobscot River: East
Millinocket (6.9 MW), Dolby (20.9 MW), Millinocket (36.1 MW), North Twin (7.0
MW) and McKay (37.5 MW).

The system's watershed has an area of 3,350 square miles. Water storage is provided from 11 reservoirs with an aggregate storage capacity of 300,000 megawatt hours. The system is interconnected with the New England Power Pool through a 20 MW transmission line. Great Lakes plans to increase this interconnection to between 150 and 175 MW.

PROJECT AGREEMENTS

Concurrently with the acquisition of the Great Northern Energy system, Great Lakes, Maclaren Energy and Great Northern Paper have entered into certain agreements, including a twenty-year master power purchase and sale agreement (the "MPPS Agreement") pursuant to which, except under certain limited circumstances, Maclaren Energy shall purchase from Great Northern Energy all the energy produced by the Great Northern Energy system at a fixed price of US$35 per megawatt hour (the "NES Price"), escalating annually by 20% of the increase in the US Consumer Price Index in the previous year.

Under a guarantee dated January 31, 2002 (the "Great Northern Guarantee"), Great Lakes guarantees Maclaren Energy's payment obligation under the MPPS Agreement in the event that an event of default pursuant to such agreement occurs; or Maclaren Energy ceases to carry on business.

MISSISSAGI POWER

OVERVIEW

On March 8, 2002, Brascan announced an agreement to acquire four hydroelectric generating stations on the Mississagi River in northern Ontario ("Mississagi Power") from OPG for $340 million. In April 2002, Brascan announced it would assign its interest in this agreement to the Income Fund. This acquisition closed on May 17, 2002, with the facilities being acquired by Mississagi Power Trust, a Quebec trust, which is wholly owned by the Income Fund.

The Mississagi Power system includes four generating stations containing 8 generating units with an aggregate installed capacity of 488 MW, located approximately 110 kilometres north and east of Sault Ste. Marie. The stations include Aubrey Falls (162 MW), George W. Rayner (46 MW), the first station built on the Mississagi River, Wells (239 MW) and Red Rock Falls (41 MW). These four stations were built by the former Ontario Hydro between 1947 and 1970. These operations employ 24 people.

                             OTHER POWER OPERATIONS

Great Lakes' other power operations include Lake Superior Power and Valerie Falls Power in Ontario, Pontiac Power in Quebec and Louisiana HydroElectric Power in the United States.

LAKE SUPERIOR POWER

OVERVIEW

Lake Superior Power Limited Partnership ("Lake Superior Power") is a limited partnership formed in 1991 to develop and operate a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario. Great Lakes and Westcoast Energy Inc. ("Westcoast"), a Canadian natural gas distribution company, now wholly owned by a U.S. energy company, are limited partners in the project each holding a 49.5% interest. The general partner is Lake Superior Power Inc., which holds a 1% interest in the project. Each of Great Lakes and Westcoast holds a 50% interest in Lake Superior Power Inc. Net income earned by the partnership is distributed with the mutual consent of the partners. Great Lakes holds its interests in the general and limited partnerships through GLPL. Lake Superior Power employs 16 people.

The Lake Superior Power cogeneration plant commenced production in 1993 and completed its first full year of operation in 1994. It uses two aero-derivative natural gas-driven turbines to generate electricity. Heat generated by the gas turbines is captured by two heat-recovery steam generators and the high-pressure steam they produce is in turn used to drive a steam turbine to generate additional electrical energy. Low-pressure steam is also available for sale to industrial customers. These operations employ 16 people under the management of Lake Superior Power.

PROJECT AGREEMENTS

Lake Superior Power has entered into gas supply agreements with each of Petro-Canada Inc. ("Petro-Canada") and Talisman Energy Inc. ("Talisman") for the purchase of the natural gas required to run the cogeneration turbine engines. Each agreement is for a term of 15 years, which commenced on November 1, 1993, and is extendible on a


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year-to-year basis if mutually agreed by the parties. Subject to certain minimums and maximums, each agreement provides for the delivery of natural gas required by Lake Superior Power as determined on a daily basis. In the event Lake Superior Power fails to purchase certain minimum amounts of natural gas under either agreement, it may, in certain circumstances, be obligated to make deficiency payments to the gas suppliers. Under each agreement, the price for the purchase of the gas is determined according to a fixed rate schedule, which is, in part, based on the price at which power produced by the plant is being purchased. Lake Superior Power's gas supply agreement with Talisman provides that if the contract price for the purchase of natural gas is altered by legislation and the new contract price cannot be passed on or recovered under the power sales agreement between Lake Superior Power and OEFC, described below, either party may elect to terminate the agreement. The gas supply agreement with Petro-Canada provides that upon the termination of the power sales agreement between Lake Superior Power and OEFC, the obligations of each party under the agreement will be suspended. If the power sales agreement with OEFC is not replaced within a 12-month period, the gas supply agreement will terminate.

Lake Superior Power has entered into 15-year transportation agreements, which commenced on January 1, 1994, with TransCanada Pipelines Limited ("TransCanada") and Centra Gas Ontario Inc. ("Centra Gas") for the transportation of natural gas. TransCanada transports natural gas from Alberta to Sault Ste. Marie on the Nova and/or Transgas systems, where it is then delivered locally by Centra Gas.

Lake Superior Power is party to a 20-year power sales agreement with Ontario Electricity Financial Corporation ("OEFC") (formerly part of Ontario Hydro), which commenced on April 1, 1994 under which OEFC has agreed to purchase all of the electric power produced by the cogeneration plant according to a fixed price schedule, subject to OEFC's periodic right to require Lake Superior Power to curtail production within certain limits. Curtailment beyond these limits is subject to negotiation and compensation by OEFC. OEFC may terminate the agreement in certain circumstances, including on 60 days notice in the event that Lake Superior Power fails to meet certain performance requirements for a period of 24 consecutive months. Lake Superior Power may elect to reduce the production of electricity within agreed limits and resell contracted gas purchases to take advantage of higher gas prices.

Low-pressure steam not used to produce electricity is available for sale to industrial customers. Lake Superior Power is currently able to sell low-pressure steam to St. Marys Paper under an agreement entered into with St. Marys Paper in October 1994.

The plant systems, equipment and facilities of Lake Superior Power are all designed for a 110 MW plant. However, the layout of the plant and site space have been designed to make it possible to double the plant's capacity. This will be undertaken if and when additional long-term supply contracts can be arranged.

The capital cost of the Lake Superior Power plant was $120 million. The construction of the plant was initially financed by equal investments of each of Great Lakes and Westcoast. During 1995, Lake Superior Power arranged $84 million of limited recourse financing for the facility.

VALERIE FALLS POWER

OVERVIEW

Valerie Falls Power Limited Partnership ("Valerie Falls Power") is a limited partnership formed in 1993 to develop a 10 MW hydroelectric station on the Seine River at Valerie Falls, three miles north of Atikokan in northwestern Ontario. Great Lakes holds a 65% controlling interest in the partnership through GLPL, the general partner. The other 35% interest in Valerie Falls Power is held by the limited partner, Seine River Power Inc., a company controlled by a local business partner. Development of the project was carried out jointly by Great Lakes and its local partner and, since completion, the project has been managed and operated by Great Lakes through Northern Ontario Power.

Construction began on the project in 1993. The station was completed and started producing power in 1994 and was officially opened in 1995. The power plant was built on a man-made diversion of the Seine River around the site of the former Steep Rock Iron Mine and contains two 5.0 MW turbine generators.

PROJECT AGREEMENTS

The capital cost of this station was $23 million. Of this amount, $16.5 million was financed through a term loan facility, which matured November 20, 2001, with the remainder being financed by contributions of each partner. Under the terms of the loan agreement, all available net income from this project after operating expenses is applied to pay interest and reduce the principal outstanding under the loan. Valerie Falls Power has given as security under the credit agreement, among other things, a fixed and floating charge on all of its assets and an assignment of its accounts receivable and rights under material contracts and permits. The term loan also provides for a dry-year facility under which Valerie Falls Power may, subject to certain conditions, borrow an additional $500,000 on a revolving basis to make required interest payments under the term loan in the event that there is a deficiency in the cash flow available



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


for such payments as a result of low water conditions. This term loan was repaid in November 2001 through the proceedings of a $7.3 million bridge loan provided by GLPL.

Valerie Falls Power is party to a power sales agreement dated June 1992 with OEFC for the sale of power produced by the station, which terminates on December 31, 2042. Under the terms of the agreement, OEFC has agreed to purchase all of the power produced by the plant for 50 years, according to a fixed-price schedule based, in general, on the Ontario Consumer Price Index. If the plant fails to produce power for 24 consecutive months, the terms of the agreement allow OEFC to terminate the agreement upon 60 days written notice.

Under an agreement with the Ministry of Natural Resources, Valerie Falls Power holds a water power lease agreement and necessary land use rights, including those for roads and transmission lines, for a term of 50 years expiring in 2044.

PONTIAC POWER

OVERVIEW

Hydro-Pontiac Inc. ("Pontiac Power") is a Quebec corporation acquired by Great Lakes in December 1996. Pontiac Power owns two hydroelectric generating stations on tributaries of the Ottawa River in western Quebec, with a combined generating capacity of 28 MW. Great Lakes operates these facilities with a staff of 10 managed by Maclaren Energy Inc.

The 11 MW Waltham station on the Noire River is owned by Waltham Power & Company, Limited Partnership ("Waltham Power"), which was formed in 1994 for the purpose of owning the Waltham station and related project assets. The 17 MW Coulonge station on the Coulonge River near Fort Coulonge was built in 1994 and is owned by Coulonge Power & Company, Limited Partnership ("Coulonge Power"), which was formed in 1993 for the purpose of developing and owning the Coulonge station and related project assets. The limited partners for the project partnerships are each wholly owned by Pontiac Power, which is the general partner.

PROJECT AGREEMENTS

Coulonge Power and Waltham Power have each entered into power contracts with Hydro-Quebec for the sale of power produced by the Waltham and Coulonge Stations, respectively. Under these contracts, Hydro-Quebec has agreed to purchase all of the power produced by these stations at rates, which increase annually according to the increase in the consumer price index for the preceding year. The contracts have a term of 25 years, commencing December 1, 1995 for Waltham and December 1, 1994 for Coulonge. Both contracts include a renewal provision for a further 25 years on completion of the current contracts in 2019 and 2020, respectively.

Under Waltham Power's current agreement with Hydro-Quebec, Hydro-Quebec purchases all of the power produced by Waltham. Under an agreement between Ontario Hydro and Hydro-Quebec, the portion of power generated by the Waltham Station that is surplus to the requirements of its rural customers in Quebec is transmitted over Pontiac Power's 44 kV interconnection transmission lines to substations in the City of Pembroke. This power is then wheeled back to Hydro-Quebec by Hydro One Inc. (formerly part of Ontario Hydro).

Waltham Power and Coulonge Power have each entered into lease agreements with the government of Quebec which include water and land use rights and the right to maintain and operate dams on the Noire River (in the case of Waltham Power) and the Coulonge River (in the case of Coulonge Power) to store water in the lakes on these rivers in order to regulate the flow of water to the Waltham and Coulonge stations, respectively. The Waltham lease runs from January 1, 1992 to December 31, 2011 with a right to renew for a further 20-year term. The Coulonge lease runs from February 1, 1991 to November 30, 2019 with a right to renew for a further 15-year term.

Project financing for the 1995 upgrade of the Waltham powerhouse was provided by a group of Canadian life insurance companies in the form of a $24.2 million non-recourse loan facility which has a term to maturity of 25 years from December 1, 1995 and bears interest at 10.985% per annum. Waltham Power has granted the lenders security in the project assets, including the Waltham powerhouse, equipment and Waltham Power's rights under material contracts and permits.

Project financing for the construction of the Coulonge project was provided by a group of Canadian life insurance companies in the form of a $43 million non-recourse loan facility, which has a term to maturity of 24 years from December 1, 1994 and bears interest at 10.256% per annum. Coulonge Power has granted the lenders security in the project assets including the Coulonge powerhouse, equipment and Coulonge Power's rights under material contracts and permits.





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LOUISIANA HYDROELECTRIC POWER

OVERVIEW

Catalyst Old River HydroElectric, Limited Partnership ("Louisiana HydroElectric Power" or "the partnership") is a limited partnership formed to develop and operate a combined hydroelectric generating station and flood and sediment control facility on a diversion of the Mississippi River near the Town of Vidalia ("Vidalia"), Louisiana, north of Baton Rouge. Great Lakes holds a 75% residual interest in the partnership through wholly owned Catalyst Vidalia Corporation and Vidalia Holding, LLC, which hold, respectively, a 50% general partnership interest and a 25% limited partnership interest in Louisiana HydroElectric Power. Dominion Capital Inc. ("Dominion Capital"), which is unrelated to Great Lakes, holds the remaining 25% limited partnership interest. Louisiana HydroElectric Power employs 28 people.

After commencing power production in 1990, the facility was sold to institutional investors in a sale and leaseback transaction for US $633 million. Under the transaction, the partnership retained operational responsibilities and long-term ownership rights.

The hydroelectric generating station, known as the Sidney A. Murray, Jr. Generating Station, is located on a man-made channel which diverts water from the Mississippi River to the Red and Atchafalaya Rivers five miles away. The station uses the natural difference in elevation between these two river systems to generate electricity. It contains eight turbines with an installed capacity of 192 MW, making it one of the largest run-of-the-river stations in the world. The facility and inflow channel form an integral part of the US Army Corps of Engineers' flood and sediment control system for the lower Mississippi River.

PROJECT AGREEMENTS

Substantially all of the power produced by the facility is sold to Entergy Louisiana, Inc. ("Entergy") a wholly owned subsidiary of Entergy Inc., a U.S. energy company, under a long-term power sales agreement based on a predetermined price schedule. The remaining power is sold directly to Vidalia pursuant to a power sales agreement. Both of these agreements have substantially similar terms, are on a "pay if delivered" basis and expire on December 31, 2031. Both agreements have been approved by the Louisiana Public Service Commission. The power sales agreement with Entergy allows the partnership to designate, subject to certain minimums and maximums, the amount of the annual output of the station to be sold to Entergy. The partnership may sell up to 94% of the station's power output to Entergy. Vidalia has agreed to purchase the remaining 6% of the station's annual output. It is anticipated that the partnership will elect to have Entergy purchase its maximum entitlement throughout the term of the Entergy power purchase contract.

The revenues from these sales are expected to exceed the operating costs, annual capital expenditures and lease principal and interest payments due to the institutional investors and lenders. Surplus cash flows accrue to the partners. Under the terms of the sale and leaseback transaction, however, revenues from the operation of the facility must be deposited in certain trust accounts for the payment of operation and maintenance costs, lease and royalty payments and certain other costs. Distributions from these accounts are made annually to the partners subject to certain requirements to maintain, among other things, a certain lease coverage ratio and minimum lease reserve accounts.

Louisiana HydroElectric Power is also required to maintain a low-water flow revolving credit facility with a financial institution in order to meet cash flow deficiencies, which may arise under certain low-water conditions. The low-water credit facility currently in place has a rolling five-year term that renews each November unless cancelled by the lender.

The Federal Energy Regulatory Commission ("FERC") license to operate the facility is held jointly by the partnership and Vidalia. The transmission lines and the accompanying right-of-way to Entergy's substation are governed by an agreement with Vidalia dated June 28, 1988. Pursuant to the terms of the agreement, the partnership leases the facility and the site and has the exclusive right to maintain and operate the facility. Vidalia has also covenanted not to transfer any right or interest in the transmission lines to anyone other than the partnership. The royalties to be paid by the partnership to Vidalia under these agreements are based on a percentage of gross power revenues. The percentage gradually increases from 3.75% in 1990 to 11.6% in 2021. In 2022 and thereafter, the percentage is 20%.

The partnership has also entered into an agreement with the US Army Corps of Engineers (the "Corps") providing for the flow of water required for the facility. This agreement expires on December 31, 2031. The Corps, which is responsible for regulating the flow of water between the Mississippi and the Atchafalaya Rivers, has agreed to cooperate with the partnership to provide sufficient water to the station, subject to any requirements of the Flood Control Act of 1954, to enable it to operate. The station must be operated and maintained by the partnership in accordance with the procedures set forth in the agreement. The procedures contemplate, among other things, dredging and the construction of dikes, if necessary, at the partnership's expense. The partnership has not yet been required to undertake any dredging or to construct any dikes.


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                           OTHER BUSINESS OPERATIONS

HIGHVALE POWER

OVERVIEW

Highvale Power Corporation ("Highvale Power") was acquired by Great Lakes in July 1996. It owns 215,000 hectares of freehold lands and 3,900 hectares of Crown lease lands in central Alberta, which together contain 540 million tonnes of recoverable coal reserves. The main holdings are in the Wabamum and Magnolia coalfields near Wabamum Lake, west of the city of Edmonton, and in the Pickardville-Morinville coalfield north of Edmonton.

Approximately 115 million tonnes of recoverable coal at the Highvale mine in the Wabamum coalfield have been leased to TransAlta Utilities Corporation under renewable royalty agreements expiring in 2005 and 2021, respectively. The Highvale mine supplies coal to TransAlta's Keephills (766 MW) and Sundance (1,980 MW) power stations, which together produce approximately 75% of Alberta's coal-fired energy. The coal supplied by the Highvale mine is approximately 30% of the total requirement of these two plants. The coal is mined under contract to TransAlta by Luscar Ltd.

In addition to the coal reserves committed to TransAlta, Highvale Power has approximately 425 million tonnes of further reserves. Of these, 353 million tonnes are located at the Wabamum and Magnolia coalfields in the Wabamum Lake area and are of a quality similar to that mined at the Highvale mine. These reserves include 170 million tonnes located on freehold lands and 183 million tonnes located on Crown lease lands. A further 72 million tonnes of coal reserves are located in freehold lands in the Pickardville-Morinville coalfields.

PROJECT AGREEMENTS

Highvale Power has entered into two agreements with TransAlta for the sale of coal in return for royalty payments. The Highvale 1 Agreement, which runs from 1972 to 2005, provides for the sale of coal to a depth of 2,275 feet above sea level on certain of Highvale Power's lands. Royalty payments are based on annual coal production plus a predetermined annual purchase payment. The royalty rate is tied to the highest Alberta Crown royalty rate. This agreement is renewable in 2005 by mutual agreement. Coal production from the subject lands is expected to continue to approximately 2012.

The Highvale 2 Agreement, which runs from 1982 to 2021, provides for the sale of
27.3 million tonnes of coal. Royalty payments are based on annual production subject to a take-or-pay annual tonnage of 1.6 million tonnes. The royalty rate is tied to the Alberta Crown coal royalty rate plus an over-royalty rate based on a factor, which escalates over the life of the lease, adjusted to the rate of inflation. This agreement is renewable in 2021 by mutual agreement.

ENERGY MARKETING

The Company conducts its energy marketing business through Maclaren Energy, a wholly owned subsidiary which conducts the Company's wholesale energy marketing business in Canada and the United States. These operations also provide valuable market intelligence regarding pricing dynamics, regulatory systems and market participants, which serves to support the Company's growth strategy by targeting the most attractive energy markets.

The Company's energy marketing operations sell the portion of the electricity generated by the Company's power operations, but otherwise not sold pursuant to long-term contracts, as well as power purchased wholesale, into the short-term contract and spot electricity markets.

                            POWER GENERATION OUTLOOK

STRATEGIC EMPHASIS AND OUTLOOK

The Company will continue to emphasize control over operating and maintenance costs, explore ways of increasing its customer base and the market for its hydroelectric power, and examine potential development and redevelopment projects within its service area. Great Lakes will also continue to work on developing and operating other projects in North and South America outside its primary service area where it can apply its considerable experience in the power generating business. In pursuing such opportunities, Great Lakes will focus on small and medium-sized hydroelectric power projects, including projects with water-storage capacity, and gas-fired cogeneration projects.

Based on industry trends, Great Lakes believes it is well positioned for growth opportunities that could strengthen its power generating operations. Management believes that these industry trends favour companies like Great Lakes, which have a good operating history, a low-cost orientation, development expertise and access to capital.




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DEVELOPMENT OPPORTUNITIES

In 2000, Great Lakes announced a major capital investment program, with the objective of doubling the earnings from its power operations by 2005. As part of this plan, the Company is exploring opportunities to acquire and develop additional hydroelectric generating capacity in Canada and elsewhere in North and South America. In addition to the initiatives described elsewhere in this Annual Information Form, Great Lakes has entered into a 50/50 partnership with Canadian Hydro Developers Inc. to build the 30 MW Pingston Creek hydroelectric generating station near Revelstoke in British Columbia. Constructed started on this $48 million project in 2001, and it is expected to be completed in the fourth quarter of 2002.

During 2000, Brascan re-entered the electric energy business in Brazil through wholly owned Brascan Energetica S.A. ("BESA"). Over 15 sites have been identified for the potential development of new hydroelectric stations, primarily stations of 30 MW or less located in southern Brazil. Great Lakes is providing advisory services and bridge financing to BESA for the development of these projects. Construction started on two of these projects in the first half of 2001: the 30 MW Passo do Meio station in the State of Rio Grande do Sul and the 16 MW Pedrinho project in the State of Parana. During 2002, construction started on a third project, the 15 MW Salto Natal station, also in the State of Parana.

GENERAL OPERATING RISKS

The development of projects of the type that Great Lakes undertakes is complex. There can be no assurances that Great Lakes will be able to obtain new power sales agreements, overcome any local opposition to the development of new projects, obtain the necessary site agreements, ensure fuel supply, or obtain construction contracts, steam sales agreements, licenses and certifications, environmental and other permits and financing necessary for the successful development of these projects.

Operating income from hydroelectric power generation fluctuates mainly in relation to the availability of water in the Company's river systems. While changes in the level of precipitation impact the power generation of Great Lakes' individual operations, its interests in hydroelectric stations located in several different watersheds help it balance the financial impact of these fluctuations. Risk is also reduced through the existence of long-term power sale contracts with many of Great Lakes' major customers and by insurance policies that cover fluctuations in precipitation levels below specified minimum levels.

CHANGES IN THE POWER INDUSTRY

In Canada, over 80% of the electricity generated is provided by large provincially-owned corporations, such as Hydro-Quebec and Ontario Power Generation Inc., with the remainder being produced by smaller investor-controlled corporations or by industrial companies. In the late 1970s and 1980s, provincial governments, which have legislative authority over the supply of power and utilities, responded to consumer demand for competitive electricity tariffs by initiating programs and policies aimed at permitting the purchase of electricity from independent power producers. In the 1990s, ongoing customer demand for lower prices and the desire to improve global competitiveness in the United States, Canada and worldwide led to many initiatives to restructure the electricity industry from a highly regulated industry controlled by large vertically integrated Crown-owned utilities to one which should eventually favour increased competition and promote opportunities for new market participants. Deregulation of the electricity industry is now under way or being studied in most provinces in Canada, and a number of jurisdictions in the United States.

Ontario

In 1995, the Ontario Government established the MacDonald Committee on Competition in Ontario's Electricity Industry to review the then existing regulatory regime and the role of the public and private sectors. In November 1997, the Ontario Government released its White Paper entitled "Direction for Change - Chartering a Course for Competitive Electricity and Jobs in Ontario". This document embodied the Ontario Government's restructuring plan to create competitive wholesale and retail markets for electricity in the year 2000.

The Energy Competition Act, 1998 received Royal Assent in 1998 to, among other things: (i) end Ontario Hydro's monopoly in electricity supply and introduce a competitive market; (ii) broaden the mandate of the Ontario Energy Board to include regulation of the electricity sector and improve gas sector regulation; and (iii) reorganize Ontario Hydro into its successor commercial corporations.

The process of restructuring Ontario's electricity industry continued on a number of fronts during 1999. On April 1, 1999, a significant milestone was reached when Ontario Hydro's five successor companies were established as follows: Ontario Hydro Services Company Inc. now known as Hydro One Inc. ("HOI"); Ontario Power Generation Inc.; Ontario Electricity Financial Corporation ("OEFC"); Independent Electricity Market Operator ("IMO"); and Electrical Safety Authority.

In this corporate restructuring, HOI received the transmission, distribution and retail assets and OPG received the electricity generating assets. Both companies were established with commercial capital structures. OEFC is responsible for the servicing and retiring of the former Ontario Hydro's provincially guaranteed debt and certain other


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legacy liabilities. OEFC is also responsible for the contracts with independent power producers, such as the Company's Valerie Falls Power and Lake Superior Power operations. The IMO has been set up as a non-profit corporation responsible for ensuring the reliability and fairness of the electricity market.

Also on April 1, 1999, the Minister of Energy directed the Ontario Energy Board ("OEB") to implement the Market Power Mitigation Agreement through licence conditions for OPG, the IMO and HOI. Included in this agreement is OPG's requirement to de-control 4,000 MW of tier two capacity within 42 months of market opening, which, at OPG's discretion, may include up to 1,000 MW of hydroelectric capacity. In addition, OPG is required to reduce its effective control of generating capacity in Ontario to not more than 35% within 10 years.

In late May 2000, the OEB issued its decision approving HOI's transmission cost allocation and rate design to be in effect from the opening of the market. In June 2000, the Minister of Energy announced that the opening of Ontario's electricity market would be delayed from the November 2000 target. In late April 2001, the Minister of Energy established a new target planning date for the opening of Ontario's competitive electricity market as May 2002.

Ontario's energy market was opened as scheduled on May 1, 2002. This milestone required completion of many items of work by the IMO and OEB, including the finalization of the market rules, confirmation of market readiness by the IMO and approval of the provincial transmission revenue allocation to be approved by the OEB, including the allocation to Great Lakes' transmission division. In addition, the treatment of Ontario's independent power companies, such as Great Lakes, was finalized.

Great Lakes participated in the consultation process leading up to these changes, and consulted with the government on matters of specific concern to independent power companies in Ontario. Great Lakes made specific representations to the Government on matters of particular interest to the Company. For example, Great Lakes maintained that it was unfair for it and its customers to bear any charges imposed to retire the residual stranded debt of the former Ontario Hydro, given the Company's long history of having operated what is essentially a separate power market in northern Ontario for the distinct benefit of its customers. As a result of these representations, the debt reduction charge for all customers in GLPL's service area was reduced to 0.2 cents per kilowatt hour, compared to 0.7 cents per kilowatt hour charged in most of the rest of Ontario.

Changes in the present regulatory system could impact the operating income from the Company's power operations in Ontario in a number of ways. Increased competition could reduce power prices in the short term and would enable customers in the Province to seek alternative suppliers. However, the Company believes that its low-cost structure, which has enabled it to maintain lower prices than are generally charged elsewhere in Ontario and neighbouring US jurisdictions, and its strategically located hydroelectric generating facilities, which can store water for use during periods when higher on-peak rates apply, should enable it to remain very competitive. A more open and competitive environment would also enable the Company to seek additional customers and, over the long run, justify the expansion of its generating base. In addition, given the regulated nature of GLPL's transmission and distribution operations, it is expected that they will produce more stable revenues.

Quebec

In Quebec, the National Assembly assented to Bill 50, an Act Respecting the Regie de l'energie (the "Act"), on December 23, 1996. The Act outlines the roles of the various forms of energy in Quebec's development and the means that will be used to meet the energy needs of Quebec consumers.

According to the Act, Hydro-Quebec possesses exclusive electric power distribution rights throughout Quebec, excluding those areas that, on May 13, 1997, were served by a distributor operating a municipal or private electric distribution system. On that date, the Maclaren Power System was operated by Nexfor as a private electric distribution system and, therefore, Hydro-Quebec does not have exclusive distribution rights within the areas served by the Maclaren Power System.

In May 1997, Hydro-Quebec officially opened its system to wholesale "wheeling" as a prerequisite for the granting by the Federal Energy Regulatory Commission of the United States to Hydro-Quebec of a power marketer's license to compete in the northeast United States electricity markets, which it received on November 12, 1997. As a result of this action, electricity producers in Quebec now have the option to sell electricity outside Quebec and to "wheel" it through Hydro-Quebec's transmission lines at specified rates.

ADVANTAGES OF HYDROELECTRIC GENERATION

The Company believes that the unique nature of hydroelectric generation provides many advantages over other forms of electricity generation. The advantages of hydroelectric power include high level of reliability, low operating costs, operational flexibility to meet ongoing base load electricity needs and peak demands, minimal environmental impacts, and its reliance on water, a renewable resource.

Reliability: The equipment involved in producing hydroelectric power has relatively few moving parts. Since the process does not include combusting fossil fuels at high temperatures or creating steam, there is minimal wear and


--------------------------------------------------------------------------------
14                                                       ANNUAL INFORMATION FORM
tear on the machinery, which contributes to long life and low maintenance requirements. Unplanned outage rates for hydroelectric units are among the lowest in the electricity industry.

Low Operating Costs: Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any fuel costs, which can be significant and highly volatile for fossil-fuelled plants. As well, most hydroelectric plants can be operated remotely by a single person from a centralized control centre. Combined with the low maintenance and outstanding reliability of equipment, operating expenses are comparatively low.

High Operational Flexibility: Hydroelectric plants can adjust quickly to changes in demand and, depending on the flow of the river and the storage capacity of the reservoirs, hydroelectric plants can service both the base power requirements of its customers as well as their peak power requirements.

Low Environmental Impact: Hydroelectric generation produces virtually no greenhouse gas emissions or any acid rain, which have major impacts on the environment. Hydroelectric generation minimizes thermal, chemical, radioactive, water and air pollution as compared to fossil-fuelled and nuclear generated power. Instead of producing substantial amounts of residual wastes during the power generation process, hydroelectric generation simply returns the water to the river.

SAFETY, HEALTH AND THE ENVIRONMENT

It is the Company's policy that all of its operating subsidiaries manage their activities having regard to high standards of safety and the well being of their employees, and that they demonstrate care for the environment through the use of recognized sustainable development practices in compliance with all relevant laws and regulations. Compliance with this policy is achieved through developing and implementing managed systems that form an integral part of the daily business activities of all the Company's operating subsidiaries. These subsidiaries require all employees, contractors, agents and others involved in their operations to comply with established safety, health and environmental practices, and provide suitable training to achieve the desired compliance.

Great Lakes continues to act as a mentor in the Ontario Government's Safe Workplaces, Sound Business project and volunteers as a safety ambassador for the Workplace Safety Insurance Board. These projects involve senior executives offering advice and information about their organization's health and safety knowledge, expertise and experience as a resource for other businesses.

Great Lakes has adopted the Environmental Commitment and Responsibility Program of the Canadian Electricity Association. In December 2000, the environmental management systems at its northern Ontario and Maclaren Power operations were registered as compliant with the ISO 14001 Environmental Standard. In March 2001, Great Lakes' hydroelectric stations received certification as "low impact renewable" electricity sources by Canada's Environmental Choice Program ("ECP"), enabling the Company to use the ECP's "EcoLogo" trademark for electricity generated from these stations.







--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        15

                           POWER GENERATING FACILITIES

The following table contains selected information on the Company's 32 generating stations as at May 21, 2002:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Average
Name of                               Type                  Installed   Storage          Average    Operating  Annual    Number of
Generating  Station                                         Capacity                      Inflow      Head     Energy   Generating
                                                              (MW)      (cfs days)         (cfs)      (ft.)     (GWh)      Units
------------------------------------------------------------------------------------------------------------------------------------
GREAT LAKES POWER LIMITED
St. Mary's River
FRANCIS H. CLERGUE                  Hydroelectric             52.2             -          35,926        19       378         3
------------------------------------------------------------------------------------------------------------------------------------
Michipicoten River
SCOTT FALLS                         Hydroelectric             22.5         1,130           2,436        75        95         2
HIGH FALLS                          Hydroelectric             27.0           559           2,402       148       166         3
MCPHAIL                             Hydroelectric             12.8         5,705           2,363        47        55         2
HOLLINGSWORTH                       Hydroelectric             23.2       220,083(1)        1,966       114       162         1
------------------------------------------------------------------------------------------------------------------------------------
Montreal River
ANDREWS                             Hydroelectric             46.9           500           1,487       185       154         3
HOGG                                Hydroelectric             18.5         3,145           1,477        77        62         1
GARTSHORE                           Hydroelectric             23.0        12,670           1,472       114        92         1
MACKAY                              Hydroelectric             62.0       174,597           1,461       249       178         3
------------------------------------------------------------------------------------------------------------------------------------
Magpie River
MISSION FALLS                       Hydroelectric             15.0            35           1,058       117        59         1
HARRIS                              Hydroelectric             12.5           212           1,055        97        48         1
STEEPHILL FALLS                     Hydroelectric             15.5        70,807 (1)         906       136        50         1
------------------------------------------------------------------------------------------------------------------------------------
GREAT LAKES HYDRO INCOME FUND
Maclaren Power
MASSON                              Hydroelectric            105.0             -           5,779       184       633         4
DUFFERIN                            Hydroelectric             38.0             -           5,754        59       195         2
HIGH FALLS                          Hydroelectric             95.0       544,811 (1)       5,445       180       565         4
------------------------------------------------------------------------------------------------------------------------------------
Powell River Energy
POWELL RIVER                        Hydroelectric             46.0       292,450           3,321       285       318         5
LOIS LAKE                           Hydroelectric             36.0       139,903             920       440       222         2
------------------------------------------------------------------------------------------------------------------------------------
Great Northern Energy
WELDON                              Hydroelectric             18.1             -           6,386        39       101         4
EAST MILLINOCKET                    Hydroelectric              6.9             -           4,149        25        34         6
DOLBY                               Hydroelectric             20.9             -           4,149        49       101         7
MILLINOCKET                         Hydroelectric             36.1             -           3,668       110       190         8
NORTH TWIN                          Hydroelectric              7.0       196,000           3,668        28        49         3
MACKAY                              Hydroelectric             37.5       451,000(1)        2,793       182       230         3
------------------------------------------------------------------------------------------------------------------------------------
Mississagi Power
RED ROCK FALLS                      Hydroelectric             41.0                                      92       205         2
WELLS                               Hydroelectric            239.0                                     214  }    396         2
GEORGE W. RAYNER                    Hydroelectric             46.0                                     214  }                2
AUBREY FALLS                        Hydroelectric            162.0                                     181       172         2
------------------------------------------------------------------------------------------------------------------------------------
OTHER POWER OPERATIONS
Lake Superior Power
LAKE SUPERIOR POWER                 Natural gas-fired        110.0           n/a             n/a       n/a       844         3
                                    cogeneration
------------------------------------------------------------------------------------------------------------------------------------
Valerie Falls Power
VALERIE FALLS                       Hydroelectric             10.0       127,132           1,400        67        44         2
------------------------------------------------------------------------------------------------------------------------------------
Pontiac Power
WALTHAM                             Hydroelectric             11.0        92,300           1,305       136        71         5
COULONGE                            Hydroelectric             17.0        97,000           2,590       145       118         2
------------------------------------------------------------------------------------------------------------------------------------
Louisiana HydroElectric Power
SIDNEY A. MURRAY, JR.               Hydroelectric and        192.0             -         102,000   6 to 20       932         8
                                    flood and
                                    sediment control
------------------------------------------------------------------------------------------------------------------------------------


(1)  Includes storage on upstream lakes and reservoirs.




--------------------------------------------------------------------------------
16                                                       ANNUAL INFORMATION FORM

GLOSSARY OF TERMS

AVERAGE ANNUAL ENERGY: the total energy       INSTALLED CAPACITY: the measure of a power  OPERATING HEAD: the vertical distance that
generated annually by a power station,        station's electric generating capacity at   water drops to the tailrace in order to
averaged over the last five calendar years    full production, measured in megawatts      generate hydroelectric power, measured in
of full operation or since the start of full  (MW).                                       feet.
operation, if less, measured in gigawatt
hours (GWh).                                  MEGAWATT: one megawatt equals one           STORAGE: the temporary holding capacity
                                              thousand kilowatts. A kilowatt is the       available to store water for later use in
AVERAGE INFLOW: the average water flow        electrical energy required to turn on ten   electricity generation, measured in cubic
available for power generation measured       100 watt light bulbs and is equivalent to   feet per second days (cfs days).
in cubic feet per second (cfs).               1.34 horsepower.

GIGAWATT HOUR: one gigawatt hour equals
one million kilowatt hours. A kilowatt hour is equivalent to the energy consumed by a 100 watt light bulb burning for 10 hours.

                              INVESTMENT ACTIVITIES

The Company maintains a portfolio of securities, loans receivable and long-term corporate investments, which are held to generate additional cash flow on a tax-effective basis. These investments, which are principally in associated companies, have consistently contributed to Great Lakes' earnings and capital base. In determining whether to participate in an investment, the Company's management assesses each opportunity against its investment guidelines, which require investments to earn an acceptable rate of return from dividends or interest in relation to risk or have the potential for substantial capital appreciation.

Investment transactions involving companies, which are associated with Great Lakes, are completed on normal market terms. Such transactions are reviewed by a committee of independent directors of Great Lakes comprised of individuals with investment experience.

Investment income from the Company's preferred shareholdings varies only with the amount invested as the rate of return is fixed. Other investment income is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the Company's debt.

SECURITIES PORTFOLIO
The Company's securities portfolio is comprised primarily of preferred shares of associated companies. The book value of the Company's securities portfolio by business sector at December 31, 2001 compared to the prior year is summarized below:

-------------------------------------------------------------------------------
millions                                                        2001       2000
-------------------------------------------------------------------------------
Property                                                        $269       $220
Natural resources                                                152        148
Financial services                                                15         21
Diversified                                                      200        189
Short-term deposits and other                                     80         89
-------------------------------------------------------------------------------
                                                                $716       $667
-------------------------------------------------------------------------------

LONG-TERM INVESTMENTS

The book values of the Company's principal long-term investments at December 31, 2001 compared to the prior year are shown below:


-------------------------------------------------------------------------------
millions                                                        2001       2000
-------------------------------------------------------------------------------
Trilon Financial Corporation                                   $195         $195
Noranda Inc.                                                    146          150
Brascan Corporation                                             112          112
Other investments                                                69           79
--------------------------------------------------------------------------------
                                                               $522         $536
--------------------------------------------------------------------------------

Further information on Great Lakes' long-term investments is contained in the Company's Annual Report on page 6. Trilon, Noranda and Brascan have prepared their own Annual Information Forms and Annual Reports containing information specific to their operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Company.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        17

                             FINANCING ARRANGEMENTS

The Company finances its operations through bank facilities, a $100 million commercial paper program, term debt in the form of notes, and loans provided by Brascan.

In August 1999, the Company issued US $200 million of 8.3% Notes maturing March 1, 2005. The Notes are senior unsecured obligations of the Company. The indenture under which the Notes are issued contains certain limitations on the Company relating to the issuing of debt and preferred shares, distributions by and transfers to subsidiaries of the Company, the incurring of liens on the assets of the Company and its subsidiaries, certain sale and leaseback transactions by the Company, transactions with affiliated and related persons, mergers, consolidations and certain sales of assets by the Company and a change of control of the Company. The indenture also requires the maintenance by the Company of a minimum consolidated net worth.

GLPL has issued $317 million of First Mortgage Bonds under a $500 million mortgage bond indenture secured by its northern Ontario hydroelectric generating stations and related assets. In May 1998, GLPL issued US $105 million of Series 4 First Mortgage Bonds to replace the US $105 million Series 2 Bonds, which came due April 7, 1998. The Series 4 Bonds bear interest at 6.57% and are due June 16, 2003. In December 2001, GLPL issued $150 million of Series 5 First Mortgage Bonds to replace the $95 million 6.69% Series 3 bonds, which came due on December 31, 2001. The Series 5 Bonds bear interest at 4.58% and are due on June 16, 2003. The Series 4 and Series 5 bonds rank equally.

The security for the Series 4 and Series 5 Bonds consists of a first, fixed charge on the fixed assets of GLPL's northern Ontario power operations and a floating charge on all other assets of the system, excluding trade accounts receivable. GLPL has agreed not to create a lien on these trade accounts receivable without each of the Series 4 and 5 Bonds being equally secured over these trade accounts receivable.

In addition, GLPL finances its operations through bank facilities and from loans provided by Brascan. The Company has a policy of hedging its assets and liabilities from interest rate and foreign exchange fluctuations.

                            ENVIRONMENTAL MANAGEMENT

Great Lakes is committed to the environmentally responsible management of its assets. Developments in the last 15 years have all been subjected to full environmental assessment studies. Public information meetings have been held in order to identify concerns and appropriate actions were taken to address those concerns. Projects constructed prior to this period have been fully audited and mitigation steps have been instituted, where necessary, to bring all plants to accepted standards. Expenditures on environmental compliance are minimal due to the nature of the assets held.

Great Lakes has funded fish stocking activities in the Magpie River and has also worked for many years with local rod and gun clubs to hatch salmon in the Michipicoten River. At the Lake Superior Power cogeneration plant in Sault Ste. Marie, monitoring of air, water and noise is part of an ongoing program of environmental management. At the Sydney A. Murray, Jr. Generating Station in Louisiana, studies are being funded to ensure the continued existence of the Pallid Sturgeon. This fish was previously thought to be close to extinction but has recently been discovered by fishermen in the tailrace area of the plant.

The Company and its operating affiliates continue to monitor environmental standards and to take a proactive position towards protecting the environment in all their operations.

ENVIRONMENTAL REGULATIONS

The development of hydroelectric resources and the construction and operation of power projects are subject to extensive federal, provincial and state laws and regulations adopted for the protection of the environment. The laws and regulations applicable to Great Lakes' operations primarily involve permits required for the construction of the projects. These permits often contain conditions that require the Company to assess and, where possible, mitigate environmental impacts.

Many of the Company's hydroelectric generating stations were built before strict environmental laws and regulations came into effect. Since approximately 1980, the Company's development projects have been subject to an environmental assessment process, which includes public information meetings, full environmental impact studies and requirements to take appropriate actions taken to allay public concerns and environmental impacts where possible.

Non-compliance with environmental laws and regulations, or with conditions contained in environmental permits and approvals, can result in the imposition of substantial fines or other penalties. In some cases, environmental laws may also impose clean-up or other remedial obligations, or an obligation to mitigate environmental impacts from projects.


--------------------------------------------------------------------------------
18                                                       ANNUAL INFORMATION FORM

The following federal and provincial laws are among the more significant Canadian environmental laws that apply to the Company. Other federal and provincial laws may also apply, particularly to the development and construction of power projects, and may impose stricter requirements than those discussed below.

FISHERIES ACT (CANADA)

This Act prohibits the alteration or destruction of fish habitat, and prohibits the addition of any substance that may be harmful to any water that may be inhabited by fish. Permits are required for the construction of hydroelectric projects, which may alter fish habitats. Most recent projects require mitigation, compensation and monitoring agreements prior to the issuance of a permit to alter or destroy fish habitat. All the Company's power projects comply with the Fisheries Act and, where permits were required for the construction or development of those projects, those permits were obtained. The Company also believes it is in material compliance with any conditions imposed by the permits obtained under the Fisheries Act.

ONTARIO WATER RESOURCES ACT

The Ontario Water Resources Act is the main provincial statute regulating the use of water in Ontario. It prohibits the addition of any substance to waters in the province that may impair the quality of those waters. Permits are required for the construction of hydroelectric projects, which regulate the amount of water contained, minimum flows required downstream, and other matters. The Company believes it is in material compliance with all its permits under the Ontario Water Resources Act, and with the other requirements of the Act.

ENVIRONMENTAL PROTECTION ACT (ONTARIO)

The Environmental Protection Act prohibits discharges to land, air and water that could have an adverse effect on the environment. It also imposes a requirement for a Certificate of Approval for any construction or equipment that may discharge a contaminant into any part of the environment other than water. The Company has obtained all such necessary permits under the Environmental Protection Act, and is in material compliance both with the Environmental Protection Act and the permits issued under it.

The Environmental Protection Act also regulates the management and disposal of waste. The Company's waste generation is not significant, and all wastes are disposed of in material compliance with the requirements of the Environmental Protection Act. The Company is not currently subject to any liability of which it is aware for the disposal of any of its waste.

The use and storage of PCBs, including PCB contaminated oils or transformers and any PCB wastes, are governed by regulation, both federally and under the Environmental Protection Act. The Company is in compliance with these regulations. None of the company's major equipment contains PCBs, and lesser pieces of equipment, such as rural transformers, are being tested for PCBs and replaced as part of an ongoing maintenance program. PCB waste, including out of service equipment, is stored in two designated PCB storage sites, pursuant to regulation. These sites are subject to regular reporting requirements and periodic inspection by the Ontario Ministry of the Environment.

QUEBEC ENVIRONMENTAL AND RESOURCE LEGISLATION

The Environmental Quality Act governs the Quebec approval process for the construction and operation of power projects. It imposes a requirement for a Certificate of Authorization to be issued by the Ministry of Environment for works related to existing dams, new dams, powerplants and power transmission lines.

The granting of hydraulic and water rights requires a lease from the Government of Quebec to be approved by a decree issued under the Watercourses Act. In addition, approval of the plans and specifications for dams, and the use, management and storage of waters for electricity production, also require approval by decree under the Watercourses Act.

Permits and approvals for power project related activities may also be required under Quebec's Forest Act, the Regulation Respecting Wildlife Habitat, the Act Respecting Land in the Public Domain and the Act Respecting the Protection of Agricultural Land.

The Company believes that its operations in Quebec, conducted through Pontiac Power, are in material compliance with its permits and all applicable regulations.

UNITED STATES REGULATORY MATTERS

Louisiana HydroElectric Power and Great Northern Energy are subject to United States federal and state regulations. The facilities' operating licenses, provided by FERC, contain conditions: for example, in the case of Louisiana HydroElectric Power, for quantities of water diversion and water quality during dredging of the channel for the project, that continue during the term of the license. The Company is in full compliance with its FERC license conditions. In



--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        19
addition, the Company is subject to regulation under both state and federal law with respect to the quality of discharges to the sanitary sewer and its oil/water waste collection system. These operations are in material compliance with its permits and all applicable regulations.

                        CAPITAL BASE AND DIVIDEND POLICY

The authorized capital of the Company consists of an unlimited number of Class A Preferred Shares and an unlimited number of common shares. As at April 30, 2002, there were 101,383,135 common shares issued and outstanding and no Class A Preferred Shares issued and outstanding.

During 2001, the Articles of the Company were amended to delete from its authorized capital the Class B Preferred Shares and the Class A Redeemable Preferred Shares.

Dividends on the Company's common shares are paid quarterly in February, May, August and November of each year. The quarterly dividend was increased from $0.12 to $0.15 per common share in 1994 and from $0.15 to $0.16 per common share during 1996. Special dividends are periodically considered and paid from retained earnings in excess of the Company's needs.

There exist, in certain circumstances, direct restrictions on the ability of the Company to pay dividends as well as indirect restrictions, insofar as there are restrictions on its subsidiaries in making distributions to the Company. See the description of such restrictions under "Lake Superior Power - Project Agreements"; "Valerie Falls Power - Project Agreements"; "Louisiana HydroElectric Power - Project Agreements"; and "Financing Arrangements".

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended or as at December 31, 2001 are included in the Company's Annual Report at pages 3 to 8 inclusive and are incorporated herein by reference.






















--------------------------------------------------------------------------------
20                                                       ANNUAL INFORMATION FORM

                          CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth the Company's consolidated balance sheets and income statements as at and for the five years ended December 31, 2001:

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------
Millions                                  2001        2000(1)    1999        1998        1997
------------------------------------------------------------------------------------------------
ASSETS
 Securities                            $     716   $     667   $     646   $     652   $     708
 Loans and other receivables                 425         326         325         286         205
 Long-term investments                       522         536         535         565         594
 Property, plant and equipment             1,268       1,113         899         753         729
------------------------------------------------------------------------------------------------
                                       $   2,930   $   2,642   $   2,405   $   2,256   $   2,236
================================================================================================
LIABILITIES
 Accounts payable                      $      92   $      83   $      99   $      54   $      67
 Mortgage bonds and project loans            556         443         346         360         336
 Term debentures                             596         559         544         456         426

                                           1,244       1,085         989         870         829
Future income tax liability                  116         104         107         109         111
Minority shareholders' interests             271         204          93          93         135
CAPITAL BASE                               1,299       1,249       1,216       1,184       1,161
------------------------------------------------------------------------------------------------
                                       $   2,930   $   2,642   $   2,405   $   2,256   $   2,236
================================================================================================


CONSOLIDATED INCOME STATEMENTS


-----------------------------------------------------------------------------------------------------
millions, except per share amounts          2001        2000(1)    1999         1998         1997
-----------------------------------------------------------------------------------------------------
INCOME
 Power operations                      $     269.9 $     246.4 $     187.7 $     190.9 $     186.8
 Long-term investments                        45.6        48.0        47.4        48.0        47.9
 Investment and other income                  58.9        66.2        51.2        53.1        57.0
                                       -----------------------------------------------------------
                                             374.4       360.6       286.3       292.0       291.7
                                       -----------------------------------------------------------
EXPENSE
 Interest                                     82.1        83.1        64.4        66.1        63.7
 Power and fuel costs                         75.6        70.2        54.1        66.6        58.4
 Operating                                    37.2        32.3        19.2        17.3        20.3
 Depreciation                                 27.4        24.8        16.7        16.6        15.3
 Minority interests                           11.7        15.1         3.7         5.7         5.0
 Income and other taxes                        9.5        19.6        15.1        15.2        19.4
                                       -----------------------------------------------------------
                                             243.5       245.1       173.2       187.5       182.1
=====================================================================================================
NET INCOME                             $     130.9 $     115.5 $     113.1 $     104.5 $     122.1(3)
=====================================================================================================
PER COMMON SHARE (fully diluted):(2)
 Net income                            $      1.04 $      0.92 $      0.90 $      0.83 $      0.97(3)
=====================================================================================================


(1) Certain results for 2000 have been restated to conform to the presentation adopted in 2001.
(2) Amounts for 1997 reflect retroactively the two-for-one common share split implemented in March 1998.

(3) In February 1997, the Company sold its common share interest in Brascan Limited for a net gain of $12.5 million or $0.10 per common share.




--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        21

                          QUARTERLY OPERATING RESULTS

----------------------------------------------------------------------------------------------------------------------
millions, except                                    2001                                       2000
per share amounts             Dec. 31       Sept. 30   June 30    Mar. 31    Dec. 31    Sept. 30    June 30    Mar. 31
----------------------------------------------------------------------------------------------------------------------
Gross revenues                $110.5         $84.7      $90.6      $88.6      $91.5      $76.3       $86.7      $79.0
Net income                      24.8          37.9       37.8       30.4       23.9       26.8        32.7       32.1
Net income
  per common share             $0.20         $0.30      $0.30      $0.24      $0.19      $0.22       $0.26      $0.25
----------------------------------------------------------------------------------------------------------------------

Great Lakes reported net income of $42.3 million, or $0.34 per common share, for the three months ended March 31, 2002 compared to $30.4 million, or $0.24 per common share, for the three months ended March 31, 2001.

                             DIRECTORS AND OFFICERS

Each director holds office until the next annual meeting of shareholders of the Company or until a successor is appointed. As a result of the going-private transaction completed on March 2, 2001, none of the directors or officers owns any securities of the Company. Particulars relating to each director are disclosed in the Company's Annual Filing of Reporting Issuer ("Form 28") dated February 28, 2002 on pages 2 and 3 and are included herein by reference.

OFFICERS OF THE COMPANY

The names and municipalities of residence of the officers of the Company, the offices currently held by them and their respective occupations during the past five years are as follows:

------------------------------------------------------------------------------------------------------------------------------------
Name and
Municipal Residence              Office                       Date Appointed      Other Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
Edward C. Kress                  Chairman                     October 1998        Executive Vice-President
Toronto, Ontario                                                                  Brascan Corporation

Harry A. Goldgut                 Vice-Chairman and Chief      February 2002       Executive Vice-President
Thornhill, Ontario               Executive Officer                                Brascan Corporation

Richard Legault,                 President and Chief          February 2002       President and Chief Executive Officer
Gatineau, Quebec                 Operating Officer                                Great Lakes Hydro Income Fund

Colin L. Clark                   Senior Vice-President,       February 2002       President and Chief Executive
Sault Ste. Marie, Ontario        Generation                                       Officer, Great Lakes Power Limited

Laurent Cusson                   Senior Vice-President,       February 2002       Executive Vice-President, Marketing
Gatineau, Quebec                 Marketing                                        Maclaren Energy Inc.

Alan V. Dean                     Vice-President               April 1998          Senior Vice-President,
Toronto, Ontario                 and Secretary                                    Corporate Affairs and Secretary,
                                                                                  Brascan Corporation

Craig J. Laurie                  Vice-President and           April 2001          Vice-President, Finance
Oakville, Ontario                Chief Financial Officer                          Brascan Corporation

Trevor D. Kerr                   Vice-President and           November 1994       Vice-President and Secretary
Toronto, Ontario                 Treasurer                                        Trilon Financial Corporation

Donald Tremblay                  Vice-President, Finance      April 2002          Executive Vice-President and
Masson, Quebec                                                                    Chief Financial Officer,
                                                                                  Maclaren Energy Inc.

Lisa W. F. Chu                   Controller                   April 2001          Controller, Brascan Corporation
Richmond Hill, Ontario
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
22                                                       ANNUAL INFORMATION FORM

Prior to October 1998, Mr. Kress was President and Chief Executive Officer of the Company. Prior to February 2002, Mr. Goldgut was President and Chief Operating Officer of the Company, a position he was appointed to in October 1998, prior to which he was Vice-President, Planning. Prior to February 2002, Mr. Legault was Executive Vice-President of the Company, a position he was appointed to in April 2001, prior to which he was Vice-President, Power Markets, a position he was appointed to in February 2000. Mr. Legault is also President of Maclaren Energy, a position he was appointed to in November 1999, prior to which he was a Vice-President at James Maclaren Industries.

Prior to February 2002, Mr. Clark was Vice-President, Power Development of the Company, a position he was appointed to in April 2000. Mr. Clark is also President and Chief Executive Officer of GLPL, a position he was appointed to in April 2002, prior to which he was Vice-President, Generation for GLPL. Prior to February 2002, Mr. Cusson was and continues to be Executive Vice-President, Marketing for Maclaren Energy, a position he was appointed to in November 1999, prior to which he was a Director at James Maclaren Industries.

Prior to April 1998, Mr. Dean was and continues to be Senior Vice-President, Public and Corporate Affairs, Brascan, a position he was appointed to in April 1998, prior to which he was Vice-President, Public and Corporate Affairs of Brascan. Prior to April 2001, Mr. Laurie was Vice President and Controller, a position he was appointed to in April 2000. Mr. Laurie is also Vice-President, Finance of Brascan, a position he was appointed to in February 2000, prior to which he was Vice-President and Controller of Trilon Financial Corporation. Prior to April 2002, Mr. Tremblay was and continues to be Executive Vice-President and Chief Financial Officer for Maclaren Energy, a position he was appointed to in January 2002, prior to which he was Vice-President, Finance and Administration for Maclaren Energy, a position he was appointed to in November 1999, prior to which he was a Director at James Maclaren Industries. Prior to April 2001, Ms. Chu was and continues to be Controller of Brascan, a position she was appointed to in February 2001.

                                  SUBSIDIARIES

The following is a list of active subsidiaries of Great Lakes indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised, by the Company:

-----------------------------------------------------------------------------------------------------------
                                                                                       Percentage of Voting
                                                                Jurisdiction of         Securities Owned
Name of Subsidiary                                                Incorporation           or Controlled
-----------------------------------------------------------------------------------------------------------
Great Lakes Power Limited                                              Ontario                  100
 BrasPower Equities Inc.                                                Quebec                  100
 First Toronto Equities Inc.                                           Ontario                  100
   The Catalyst Group, Inc.                                          Louisiana                  100 (1)
    Catalyst Old River Hydroelectric, Limited Partnership            Louisiana                   75 (1)
    ("Louisiana HydroElectric Power")
 Lake Superior Power Inc.                                              Ontario                   50
 Valerie Falls Power, Limited Partnership                              Ontario                   65

Great Lakes Hydro Income Fund                                           Quebec                   50
 Great Lakes Power Trust                                                Quebec                  100
   GNE Trust                                                            Quebec                  100
     GNE LLC                                                          Delaware                  100
   Powell River Energy Trust                                            Quebec                  100
     Powell River Energy Inc.                                 British Columbia                   50
   Mississagi Power Trust                                               Quebec                  100
     Mississagi Property Inc.                                          Ontario                  100

Highvale Power Corporation                                             Alberta                  100
Hydro-Pontiac Inc. ("Pontiac Power")                                    Quebec                  100
  Coulonge Power & Company, Limited Partnership                         Quebec                  100
  Waltham Power & Company, Limited Partnership                          Quebec                  100
Maclaren Energy Inc.                                                   Ontario                  100
-----------------------------------------------------------------------------------------------------------

(1)  Non-voting interests.

In addition, the Company beneficially owns, or exercises control or direction over 83% of the non-voting securities of First Toronto Equities Inc.



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GREAT LAKES POWER INC.                                                        23

                             ADDITIONAL INFORMATION

Additional information, including details of directors' and officers' remuneration and indebtedness to the Company, together with principal holders of the Company's securities and interests of insiders in material transactions, where applicable, is contained in the Company's Annual Filing of Reporting Issuer dated February 28, 2002.

Other financial information about the Company is also contained in the Company's audited comparative consolidated financial statements for the fiscal year 2001, provided at pages 9 to 17 in the Company's 2001 Annual Financial Report.

The Company will provide to any person or company upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:

     (i) a copy of the Company's latest Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

     (ii) a copy of the comparative consolidated financial statements of the Company for the Company's most recently completed financial year, together with the report of the auditor thereon, Management's Discussions and Analysis of Financial Condition and Results of Operations, and a copy of any interim financial statements of the Company issued subsequent to the annual financial statements;

     (iii) a copy of the Company's Annual Filing of Reporting Issuer; and

     (iv) a copy of any other document or report which is incorporated by reference into a preliminary short form prospectus or a short form prospectus; or

(b)  at any other time, a copy of any other document referred to in paragraphs
     (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company.






















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24                                                       ANNUAL INFORMATION FORM